UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on January 20, 2023 and March 16, 2023, Bruush Oral Care Inc. (the “Company”) received written notices from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that: (1) based on the closing bid price of the Company’s common stock, without par value (the “Common Stock”), for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days; and (2) based on the Company’s stockholders’ equity as reported in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2022 filed with the Securities and Exchange Commission on March 10, 2023, the Company did not meet the minimum stockholders’ equity requirement (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(b)(1).

On July 20, 2023, the Company received a letter (the “Notice”) from the Nasdaq notifying the Company that the Staff has determined to delist the Company’s common stock from the Nasdaq due to the Company not having regained compliance with the Minimum Bid Requirement during the 180-calendar-day period (the “Compliance Period”) following the deficiency letter the Company received from the Staff on January 20, 2023, regarding the Company’s noncompliance with the Minimum Bid Requirement, and the Company does not comply with the Minimum Stockholders’ Equity Requirement.

The Notice stated that, unless the Company requests an appeal of the delisting determination, the Company’s common stock will be scheduled for delisting at the opening of business on July 31, 2023, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq. The Notice stated that the Company may appeal Staff’s determination to a Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series, with the Company having until 4:00 p.m. Eastern Time on July 27, 2023 to submit a request for such a hearing.

The Company intends to timely request a hearing before the Panel. The hearing request will automatically stay the suspension and/or delisting of the Company’s securities pending completion of the hearing and the expiration of any additional extension period granted by the Panel following the hearing. The Company intends to present at the hearing a plan to regain compliance with the Minimum Bid Requirement and request the continued listing of its common stock on the Nasdaq or that the Company will ultimately regain compliance with all applicable requirements for continued listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	July 25, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer